Filed Pursuant to Rule 424(b)(2)
Registration No. 333-132370, 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale of securities is not permitted.

SUBJECT TO COMPLETION, DATED JULY 13, 2006

PRICING SUPPLEMENT NO. 2006-MTNDD026 DATED             , 2006

(TO PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Premium mAndatory Callable

Equity-linked secuRitieS

PACERS Based Upon iShares® MSCI Brazil Index Fund

Due                  , 2008

$10.00 per PACERS

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The PACERS will mature on , 2008, unless called earlier by us.

■	We will call the PACERS for cash in an amount equal to the sum of $10 and a mandatory call premium if the trading price of the shares of the iShares® MSCI Brazil Index Fund, referred to as the underlying shares, at the close of trading on any trading day during each of the three-trading-day periods starting on and including January , 2007, July , 2007, January , 2008 or July , 2008 is greater than or equal to $ (the initial share price, to be determined on the date on which the PACERS are priced for initial sale to the public).

■	If we do not call the PACERS, you will receive at maturity for each PACERS either (1) a number of underlying shares equal to the exchange ratio, if the trading price of the underlying shares at the close of trading on the third trading day before maturity is less than or equal to $ (approximately 65% of the initial share price, to be determined on the date on which the PACERS are priced for initial sale to the public) or (2) $10 in cash.

■	The exchange ratio will equal $10 divided by the initial share price.

■	The PACERS are not principal-protected. At maturity you could receive an amount less than your initial investment in the PACERS.

■	No interest will be paid on the PACERS.

■	Citigroup Global Markets, Inc. presently intends, but is not obligated, to make a market in the PACERS. The PACERS will not be listed on any exchange.

Investing in the PACERS involves a number of risks. See “ Risk Factors Relating to the PACERS” beginning on page PS-7.

The PACERS represent obligations of Citigroup Funding Inc. only. iShares, Inc. is not involved in any way in the offering and have no obligations relating to the PACERS or to holder of the PACERS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the PACERS or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per PACERS	Total
Public Offering Price	$10.00	$
Agent’s Discount	$	$
Proceeds to Citigroup Funding Inc.	$	$

The agent expects to deliver the PACERS to purchasers on or about              , 2006.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

[LOGO of Citigroup]

SUMMARY INFORMATION — Q&A

What Are the PACERS?

PACERS are callable securities. PACERS’ return, if any, and the amount you will receive at maturity is linked to the trading price of the underlying shares. We will call the PACERS, in whole, but not in part, only if the trading price of the underlying shares at the close of trading on any trading day during the three-trading-day periods starting on and including January     , 2007, July     , 2007, January     , 2008 or July     , 2008 is greater than or equal to the initial share price of $             (to be determined on the pricing date). The PACERS will not be called even if the trading price on any other day is greater than or equal to the initial share price of $            . If we call the PACERS, you will receive for each PACERS a call price in cash equal to the sum of $10 plus a mandatory call premium. We will provide notice of a call, including the exact payment date, within one business day after the call of the PACERS and will make the payment associated with such call on the earlier of at least three business days after such call or the maturity date.

If we do not call the PACERS, you will receive at maturity cash equal to your initial investment of $10 per PACERS, unless the trading price of the underlying shares at the close of trading on the third trading day before maturity is less than or equal to $             (approximately 65% of the initial share price, to be determined on the pricing date). In this case, you will receive at maturity a number of underlying shares the value of which will be directly linked to the change in price of the underlying shares from its closing price on the pricing date, and will be less than the amount of your initial investment and could be zero. PACERS are not principal protected.

The PACERS mature on                      , 2008, are callable by us semi-annually beginning on January     , 2007 and do not provide for earlier redemption by you. The PACERS are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the PACERS are fully and unconditionally guaranteed by Citigroup Inc. The PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the PACERS is not guaranteed.

Each PACERS represents a principal amount of $10. You may transfer the PACERS only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the PACERS in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the PACERS by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the PACERS through the accounts that these systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the PACERS?

We will not make any periodic payments of interest on the PACERS or any other payments on the PACERS until maturity, unless we call the PACERS as described in more detail below. You will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the MSCI Brazil Index or on the underlying shares prior to receiving underlying shares at maturity, if applicable.

What Will I Receive if Citigroup Funding Calls the PACERS?

We will call the PACERS, in whole, but not in part, if the trading price of the underlying shares at the close of trading on any trading day during the three-trading-day periods starting on and including January     , 2007,

July     , 2007, January     , 2008 or July     , 2008 is greater than or equal to the initial share price of $            . We refer to the three trading days each six months as a call determination period, and we refer to the trading day on which we call the PACERS, if any, as the call date. If we call the PACERS, you will receive for each PACERS a call price in cash equal to the sum of $10 and a mandatory call premium. The mandatory call premium will equal $             if the PACERS are called during the call determination period beginning on January     , 2007, $             if the PACERS are called during the call determination period beginning on July     , 2007, $             if the PACERS are called during the call determination period beginning on January     , 2008 and $             if the PACERS are called during the call determination period beginning on July     , 2008.

If we call the PACERS during one of the the call determination periods beginning on January     , 2007, July     , 2007 or January     , 2008, we will provide notice of a call, including the exact call payment date, within one business day after the call date, and the call payment date will be at least three business days after the call date. If we call the PACERS during the call determination period beginning on July     , 2008, we will not provide notice of a call but will pay the call price to you at maturity.

The opportunity to participate in possible increases in the trading price of the underlying shares through an investment in the PACERS is limited if we call the PACERS because the return you receive will be limited to the amount of the applicable mandatory call premium.

What Will I Receive at Maturity of the PACERS?

If we call the PACERS during the call determination period beginning on July     , 2008, at maturity you will receive for each PACERS you hold a call price in cash equal to $            , the sum of $10 and the applicable mandatory call premium.

If we do not call the PACERS, at maturity you will receive for each PACERS you hold either:

•	a number of underlying shares equal to the exchange ratio, if the trading price of the underlying shares at the close of trading on the third trading day before maturity is less than or equal to $ (approximately 65% of the initial share price, to be determined on the pricing date), or

•	$10 in cash.

As a result, if we do not call the PACERS and the trading price of the underlying shares at the close of trading on the third trading day before maturity is less than or equal to approximately 65% (to be determined on the pricing date) of the initial share price, the value of underlying shares you receive at maturity for each PACERS will be less than the price paid for each PACERS, and could be zero.

The initial share price will equal the trading price of underlying shares at the close of trading on the pricing date.

The exchange ratio will equal $10 divided by the initial share price.

Where Can I Find Examples of Hypothetical Amounts Payable at Call or at Maturity?

For a table and graphs setting forth hypothetical amounts you could receive upon a call of the PACERS or at maturity, see “Description of the PACERS — Amounts Payable at Call or Maturity — Hypothetical Examples” in this pricing supplement.

What are the Underlying Shares?

Each share of the iShares® MSCI Brazil Index Fund represents a beneficial interest in the iShares® MSCI Brazil Index Fund, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Brazil Index. iShares® MSCI Brazil Index Fund seeks to achieve this investment result by investing in a representative sample of securities in the MSCI Brazil Index which have a similar investment profile as the securities included in the MSCI Brazil Index. Because the iShares® MSCI Brazil Index Fund is an actual investment portfolio and its performance will vary somewhat from the MSCI Brazil Index, iShares® MSCI Brazil Index Fund provides no assurance that this investment objective can be fully achieved. See “Risk Factors Relating to the PACERS — The Value of the Underlying Shares May Not Completely Track the Value of the MSCI Brazil Index.” The underlying shares are listed on the New York Stock Exchange under the symbol “EWZ”. See “Description of the iShares® MSCI Brazil Index Fund” in this pricing supplement.

What is the MSCI Brazil Index and What Does It Measure?

The MSCI Brazil Index is a group of securities selected by Morgan Stanley Capital International, Inc. (“MSCI”) as representative of stocks traded primarily on the Bolsa de Valores de São Paulo, Brazil’s public stock exchange. As of June 14, 2006, the MSCI Brazil Index’s five largest stocks were Petroleo Brasilerio SA — Preferred Shares, Petroleo Brasilerio SA — Common Shares, Companhia Vale do Rio Doce Preferred Class A Shares, American Depositary Receipts representing the common stock of Companhia Vale do Rio Doce and Banco Itau Holding Financieira S.A. Preferred Shares and its three largest industries were materials, energy and banks. See “Description of the iShares® MSCI Brazil Index Fund” in this pricing supplement.

Please note that an investment in the PACERS does not entitle you to any ownership or other interest in the stocks of the companies included in the MSCI Brazil Index.

How Have the Underlying Shares Performed Historically?

We have provided a graph showing the daily closing price of the underlying shares, as reported on the American Stock Exchange and the New York Stock Exchange, from July 10, 2000 to July 11, 2006 and a table showing the high and low sale prices for the underlying shares and the dividends paid on such shares for each quarter since the first quarter of 2001. You can find this graph and table in the section “Historical Data on the iShares® MSCI Brazil Index Fund” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the underlying shares in recent years. However, past performance is not necessarily indicative of how the underlying shares will perform in the future. You should also refer to the section “Risk Factors Relating to the PACERS — The Historical Performance of the iShares® MSCI Brazil Index Fund Is Not an Indication of the Future Performance of the iShares® MSCI Brazil Index Fund” in this pricing supplement.

What Are the United States Federal Income Tax Consequences of Investing in the PACERS?

In purchasing a PACERS, you agree with Citigroup Funding that you and Citigroup Funding intend to treat a PACERS for U.S. federal income tax purposes as a derivative financial instrument with respect to the underlying shares. Under such treatment, if a U.S. Holder receives underlying shares at maturity, the U.S. Holder generally should recognize no gain or loss on the deemed purchase of the underlying shares by application of the monies received by Citigroup Funding in respect of the PACERS. Upon the mandatory redemption of the PACERS for cash prior to or at maturity, or the sale or other taxable disposition of a PACERS by a U.S. Holder, the U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between the amount realized as a result of such mandatory redemption, sale or other taxable disposition and the U.S. Holder’s tax basis in the PACERS. Any such gain or loss generally should be long-term capital gain or loss if the U.S. Holder has held the PACERS for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the PACERS, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the

PACERS could result in less favorable U.S. federal income tax consequences to you, including a requirement to treat long-term capital gain as ordinary income plus an interest charge, or to accrue income on a current basis. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the PACERS Be Listed on a Stock Exchange?

The PACERS will not be listed on any exchange. There is currently no secondary market for the PACERS. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the PACERS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the PACERS.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the PACERS and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell PACERS to create a secondary market for holders of the PACERS, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets Inc. will also act as calculation agent for the PACERS. Potential conflicts of interest may exist between Citigroup Global Markets Inc. and you as holder of the PACERS.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the PACERS through one or more of our affiliates. This hedging activity will likely involve trading in the underlying shares, one or more of the securities included in the MSCI Brazil Index, or in other instruments, such as options, swaps or futures, based upon the underlying shares, the MSCI Brazil Index, or one or more of the securities included in the MSCI Brazil Index. This hedging activity could affect the market price of the underlying shares and therefore the market value of the PACERS. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your PACERS in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the PACERS declines. You should refer to “Risk Factors Relating to the PACERS — The Price at Which You Will Be Able to Sell Your PACERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the PACERS?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws (“ERISA-Type Plans”) will not be permitted to purchase or hold the PACERS. Plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the PACERS, provided that each such plan shall by its purchase be deemed to represent and warrant that none of Citigroup Global Markets Inc, its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the PACERS.

Are There Any Risks Associated with My Investment in the PACERS?

Yes, the PACERS are subject to a number of risks. Please refer to the section “Risk Factors Relating to the PACERS” in this pricing supplement.

RISK FACTORS RELATING TO THE PACERS

Because the terms of the PACERS differ from those of conventional debt securities in that, unless the PACERS are called by us, the amount you receive at maturity will be based on the trading price of the underlying shares at the close of trading on the third trading day before maturity, an investment in the PACERS entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the trading price of the underlying shares and other events that are difficult to predict and beyond our control.

Your Investment in the PACERS May Result in a Loss if the Trading Price of the Underlying Shares Declines

If we do not call the PACERS, the amount you receive at maturity will depend on the trading price of the underlying shares at the close of trading on the third trading day before maturity. As a result, the amount you receive at maturity may be less than the amount you paid for your PACERS. If on the third trading day before maturity the closing price of underlying shares is less than or equal to $             (approximately 65% of the initial share price, to be determined on the pricing date), and we do not call the PACERS, the value of the underlying shares you receive at maturity will be less than the price paid for each PACERS, and could be zero, in which case your investment in the PACERS will result in a loss. If we do not call the PACERS, this will be true even if the trading price of the underlying shares exceeds the initial share price at one or more times after the pricing date but is less than or equal to approximately 65% (to be determined on the pricing date) of the initial share price at the close of trading on the third trading day before maturity.

The PACERS Have a Mandatory Call Feature Which Limits the Potential Appreciation of Your Investment

We will call the PACERS if the trading price of the underlying shares at the close of trading on any day during the four call determination periods beginning on January     , 2007, July     , 2007, January     , 2008 or July     , 2008 is greater than or equal to the initial share price. If we call the PACERS, you will receive a call price in cash equal to $10 plus a mandatory call premium. The opportunity to participate in possible increases in the trading price of the underlying shares through an investment in the PACERS is limited because the return you receive if we call the PACERS will be limited to the amount of the applicable mandatory call premium. Therefore, your return on the PACERS may be less than your return on a similar security that was directly linked to the underlying shares and allowed you to participate more fully in the appreciation of the price of the underlying shares.

You Will Not Receive Any Periodic Payments on the PACERS

You will not receive any periodic payments of interest or any other payments on the PACERS until maturity, unless we call the PACERS. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the MSCI Brazil Index or on the underlying shares prior to receiving underlying shares at maturity, if applicable.

The Yield on the PACERS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The PACERS do not pay any interest. As a result, if we do not call the PACERS, the effective yield on the PACERS will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your PACERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your PACERS in the secondary market will be affected by the supply of and demand for the PACERS, the trading price of the underlying shares and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the PACERS of a change in a specific factor, assuming all other conditions remain constant.

Price of the Underlying Shares.    We expect that the market value of the PACERS will depend substantially on the amount, if any, by which the price of the underlying shares changes from the initial share price of $        . However, changes in the price of the underlying shares may not always be reflected, in full or in part, in the market value of the PACERS. If you choose to sell your PACERS when the price of the underlying shares exceeds the initial share price, you may receive substantially less than the amount that would be payable at maturity or upon a call based on that price because of expectations that the price of the underlying shares will continue to fluctuate between that time and the time when the amount you will receive at maturity or upon a call is determined. In addition, significant increases in the value of the underlying shares are not likely to be reflected in the trading price of the PACERS because we will call the PACERS on the earliest of the four call determination periods beginning on January     , 2007, July     , 2007, January     , 2008 or July     , 2008 for a mandatory call premium of $                , $                , $                 or $                , respectively, if the trading price of the underlying shares at the close of trading on any trading day during any of the call determination periods is greater than or equal to the initial share price. If you choose to sell your PACERS when the price of the underlying shares is below the initial share price, you may receive less than the amount you originally invested.

The price of the underlying shares will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the trading markets on which the stocks underlying the MSCI Brazil Index are traded, and by various circumstances that can influence the values of the stocks of companies included in the MSCI Brazil Index that belong to a specific market segment or of a particular company included in the MSCI Brazil Index. Citigroup Funding’s hedging activities, the issuance of securities similar to the PACERS and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the underlying shares.

Volatility of the Underlying Shares.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the underlying shares changes during the term of the PACERS, the market value of the PACERS may decrease.

Mandatory Call Feature.    The possibility that the PACERS may be called during the call determination period every six months is likely to limit their value. We believe that if the PACERS did not include a mandatory call feature, their value could be significantly different.

Events Involving the Companies Included in the MSCI Brazil Index.    General economic conditions and earnings results of the companies included in the MSCI Brazil Index and real or anticipated changes in those conditions or results, may affect the value of the underlying shares and the market value of the PACERS. In addition, if the dividend yield on the underlying shares increases, we expect that the value of the PACERS may decrease because the value of any shares or cash you will receive at maturity will not reflect the value of such dividend payments. Conversely, if the dividend yield on the underlying shares decreases, we expect that the market value of the PACERS may increase.

Interest Rates.    We expect that the market value of the PACERS will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the PACERS may decrease, and if U.S. interest rates decrease, the market value of the PACERS may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the PACERS may trade at a value above or below that which would be expected based on the level of interest rates and the price of the underlying shares the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the price of the underlying shares during the period prior to the maturity of the PACERS. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the PACERS.

Hedging Activities.    Hedging activities related to the PACERS by us or one or more of our affiliates will likely involve trading in the underlying shares, one or more of the stocks underlying the MSCI Brazil Index, or in other instruments, such as options, swaps or futures, based upon the underlying shares, the MSCI Brazil Index, or one or more of the stocks underlying the MSCI Brazil Index. This hedging activity could affect the market price of the underlying shares and therefore the market value of the PACERS. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the PACERS declines.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the PACERS. The PACERS are subject to the credit risk of Citigroup, the guarantor of any payments due on the PACERS.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the PACERS attributable to another factor, such as an increase in the price of the underlying shares.

The Value of the Underlying Shares May Not Completely Track the Value of the MSCI Brazil Index

Although the trading characteristics and valuations of the underlying shares will usually mirror the characteristics and valuations of the MSCI Brazil Index, the value of the underlying shares may not completely track the value of the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund will reflect transaction costs and fees that are not included in the calculation of the MSCI Brazil Index. Additionally, because iShares® MSCI Brazil Index Fund does not actually hold all of the stocks underlying the MSCI Brazil Index but invests in a representative sample of securities which have a similar investment profile as the stocks underlying the MSCI Brazil Index, the iShares® MSCI Brazil Index Fund will not fully replicate the performance of the MSCI Brazil Index. See “Description of the iShares® MSCI Brazil Index Fund” in this pricing supplement.

The Trading Price of the Underlying Shares and the PACERS Will Be Affected by Conditions in the Brazilian Securities Markets

The stocks included in the MSCI Brazil Index and that are generally tracked by the underlying shares have been issued by companies in Brazil. Although the market price of the underlying shares is not directly tied to the value of the MSCI Brazil Index or the trading price of the stocks underlying the MSCI Brazil Index, the trading price of the underlying shares is expected to correspond generally to the value of publicly traded equity securities in the aggregate in the Brazilian equity market, as measured by the MSCI Brazil Index. This means that the trading price of the underlying shares is expected to be affected by factors affecting the Brazilian equity market.

Investments in securities linked to the value of the Brazilian equity market involve certain risks. The Brazilian markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Also, there is generally less publicly available information about Brazilian companies than about U.S. companies, and Brazilian companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies.

Securities prices in Brazil are subject to political, economic, financial and social factors that apply in Brazil. These factors, which could negatively affect the Brazilian securities markets, include the possibility of recent or future changes in local or Brazil-wide political leadership and economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such companies or investments in Brazilian equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the Brazilian economy may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital investment, resources and self-sufficiency.

The PACERS are Subject to Currency Exchange Rate Risk

Because the trading price of the underlying shares generally reflects the U.S. dollar value of the securities represented in the MSCI Brazil Index, holders of the PACERS will be exposed to currency exchange rate risk with respect to the Brazilian Real, the currency in which most or all of the securities or underlying securities represented in the MSCI Brazil Index trade. An investor’s net exposure will depend on the extent to which the Brazilian Real strengthens or weakens against the U.S. dollar and the relative weight of each security. If, taking into account such weighting, the dollar strengthens against the Brazilian Real, the value of the underlying shares will be adversely affected and the likelihood of the PACERS being called will decrease or the amount you receive at maturity on the PACERS may be reduced.

The Historical Performance of the Underlying Shares Is Not an Indication of the Future Performance of the Underlying Shares

The historical performance of the underlying shares, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying shares during the term of the PACERS. Changes in the price of the underlying shares will affect the value of the PACERS, but it is impossible to predict whether the price of the underlying shares will rise or fall.

The Volatility of the Price of the Underlying Shares May Result in Delivery of the Underlying Shares at Maturity

Historically, the price of the underlying shares has been volatile. From July 14, 2000 to July 12, 2006, the closing price of the underlying shares has been as low as $5.35 per share and as high as $46.98 per share. As a result, on more than one occasion from July 12, 2005 to July 12, 2006, the closing price of the underlying shares has been less than 65% of its closing price of $38.18 on July 12, 2006. If we do not call the PACERS, whether you receive at maturity an amount in cash equal to the amount of your initial investment in the PACERS or a number of underlying shares with a value less than your initial investment depends upon the trading price of the underlying shares at the close of trading on the third trading day before maturity. The volatility of the price of the underlying shares may result in your receiving at maturity a number of underlying shares with a value less than your initial investment in the PACERS which will result in a loss.

You Will Have No Rights Against iShares, Inc. or the iShares® MSCI Brazil Index Fund Prior to Receiving Any Underlying Shares at Maturity

You will have no rights against iShares, Inc. or the iShares® MSCI Brazil Index Fund prior to receiving any underlying shares at maturity, even though:

•	you will receive shares of the iShares® MSCI Brazil Index Fund at maturity under some circumstances; and

•	the market value of the PACERS is expected to depend primarily on the price of the shares of the iShares® MSCI Brazil Index Fund.

iShares, Inc. is not in any way involved in this offering and has no obligations relating to the PACERS or to holders of the PACERS. In addition, you will have no voting rights and will receive no dividends or other distributions with respect to the shares of the iShares® MSCI Brazil Index Fund unless and until you receive shares of the iShares® MSCI Brazil Index Fund at maturity.

The Amount You Receive at Maturity May Be Reduced Under Some Circumstances if the Underlying Shares Are Diluted Because this Amount Will Not Be Adjusted for All Events that Dilute the Underlying Shares

The amount you receive at maturity is subject to adjustment for a number of events arising from share combinations and dividends and other actions of iShares, Inc. that modify the structure of the iShares® MSCI Brazil Index Fund as well as for the liquidation, dissolution or winding up of the iShares® MSCI Brazil Index Fund. You should refer to the section “Description of the PACERS—Dilution Adjustments,” “—Delisting or Suspension of Trading of the Underlying Shares; Termination of the iShares® MSCI Brazil Index Fund” in this pricing supplement. The amount you receive at maturity, if applicable, will not be adjusted for other events that may adversely affect the price of the underlying shares. Because of the relationship of the amount you receive at maturity to the price of the underlying shares, these other events may reduce the amount you receive at maturity on the PACERS.

The PACERS Will Not Be Listed on a Major Stock Exchange; You May Not Be Able to Sell Your PACERS if an Active Trading Market for the PACERS Does Not Develop

The PACERS will not be listed on a major stock exchange and there is currently no secondary market for the PACERS. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the PACERS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the PACERS. If the secondary market for the PACERS is limited, there may be few buyers should you choose to sell your PACERS prior to maturity and this may reduce the price you receive.

The Market Value of the PACERS May Be Affected by Purchases and Sales of the Underlying Shares, Stocks Underlying the MSCI Brazil Index or Derivative Instruments Related to the Underlying Shares, the MSCI Brazil Index or the Stocks Underlying the MSCI Brazil Index by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying shares, the stocks underlying the MSCI Brazil Index or derivative instruments relating to the underlying shares, the MSCI Brazil Index or the stocks underlying the MSCI Brazil Index for their own accounts in connection with their normal business practices. These transactions could affect the price of the underlying shares and therefore the market value of the PACERS.

Citigroup Global Markets Inc., an Affiliate of Citigroup Funding and Citigroup, Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets Inc., which is acting as the calculation agent for the PACERS, is an affiliate of ours. As a result, Citigroup Global Markets Inc.’s duties as calculation agent, including with respect to making certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the PACERS through one or more of our affiliates. This hedging activity will likely involve trading in the underlying shares, one or more of the stocks underlying the MSCI Brazil Index, or in other instruments, such as options, swaps or futures, based upon the underlying shares, the

MSCI Brazil Index or one or more of the stocks underlying the MSCI Brazil Index. This hedging activity may present a conflict between your interest in the PACERS and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the price of the underlying shares and therefore the market value of the PACERS. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your PACERS in the secondary market. Since hedging our obligation under the PACERS involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the PACERS declines.

The United States Federal Income Tax Consequences of the PACERS Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the PACERS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement.

DESCRIPTION OF THE PACERS

The following description of the particular terms of the PACERS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

Premium mAndatory Callable Equity-linked secuRitieS (PACERSSM) Based Upon iShares® MSCI Brazil Index Fund are callable securities. PACERS’ return, if any, and the amount you receive at maturity is linked to the Trading Price of the shares of the iShares® MSCI Brazil Index Fund (the “Underlying Shares”). We will call the PACERS, in whole, but not in part, only if the Trading Price of the Underlying Shares at the close of trading on any Trading Day during the three-Trading-Day periods starting on and including January     , 2007, July     , 2007, January     , 2008 or July     , 2008 is greater than or equal to the Initial Share Price of $            . The PACERS will not be called even if the Trading Price on any other day is greater than or equal to the Initial Share Price. If we call the PACERS, you will receive for each PACERS a Call Price in cash equal to the sum of $10 plus a Mandatory Call Premium. We will provide notice of a call, including the exact payment date, within one business day after the call of the PACERS and will make the payment associated with such call on the earlier of at least three business days after such call or the maturity date.

If we do not call the PACERS, you will receive at maturity cash equal to your initial investment of $10 per PACERS, unless the Trading Price of the Underlying Shares at the close of trading on the third Trading Day before maturity is less than or equal to $             (approximately 65% of the Initial Share Price, to be determined on the Pricing Date). In this case, you will receive at maturity a number of Underlying Shares the value of which will be directly linked to the change in price of the Underlying Shares from its closing price on the Pricing Date, and will be less than the amount of your initial investment and could be zero. PACERS are not principal protected.

The PACERS are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus. Any payments due on the PACERS are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of PACERS issued will be $         (     PACERS). The PACERS will mature on                      , 2008, unless called earlier by us, will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the PACERS is not guaranteed. The PACERS will be issued only in fully registered form and in denominations of $10 per PACERS and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the PACERS and of the senior debt indenture under which the PACERS will be issued.

Interest

We will not make any periodic payments of interest on the PACERS, or any other payments until maturity, unless we call the PACERS as described below. You will not be entitled to receive dividend payments or other distributions, if any, made on the Underlying Shares or on the stocks underlying the MSCI Brazil Index.

Mandatory Call Feature

We will call the PACERS, in whole, but not in part, if the Trading Price of the Underlying Shares at the close of trading on any Trading Day during the three-Trading-Day periods starting on and including January     , 2007, July     , 2007, January     , 2008 and July     , 2008 is greater than or equal to the Initial Share Price. We refer to the three Trading Days each six months as a Call Determination Period, and we refer to the Trading Day within a Call Determination Period on which we call the PACERS, if any, as the Call Date. If we call the PACERS, you will receive for each PACERS a Call Price in cash equal to the sum of $10 and a Mandatory Call Premium. The Mandatory Call Premium will equal $             if the PACERS are called during the Call Determination Period beginning on January     , 2007, $         if the PACERS are called during the Call Determination Period beginning on July    , 2007, $         if the PACERS are called during the Call Determination Period beginning on January     , 2008 and $         if the PACERS are called during the Call Determination Period beginning on July     , 2008.

If we call the PACERS during one of the Call Determination Periods beginning on January     , 2007, July     , 2007 or January     , 2008, we will provide notice of a call, including the exact call payment date, within one business day after the Call Date, and the call payment date will be at least three business days after the Call Date. If we call the PACERS during the Call Determination Period beginning on July     , 2008, we will not provide notice of a call but will pay the Call Price to you at maturity.

The opportunity to participate in possible increases in the Trading Price of the Underlying Shares through an investment in the PACERS is limited if we call the PACERS because the amount you receive will be limited to the Call Price.

So long as the PACERS are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the PACERS are no longer represented by global securities or are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Payment at Maturity

If we call the PACERS during the Call Determination Period beginning on July     , 2008, at maturity you will receive for each PACERS you hold a Call Price in cash equal to $            , the sum of $10 and the applicable Mandatory Call Premium.

If we do not call the PACERS, they will mature on                      , 2008. At maturity, you will receive for each PACERS an amount described below.

Determination of the Amount to be Received at Maturity

If not previously called, at maturity you will receive for each $10 principal amount of PACERS either:

•	a number of Underlying Shares equal to the Exchange Ratio, if the Trading Price of the Underlying Shares at the close of trading on the third Trading Day before maturity is less than or equal to $ (approximately 65% of the Initial Share Price, to be determined on the Pricing Date) (any fractional share will be paid in cash), which we refer to as the “Downside Trigger Price,” or

•	$10 in cash.

As a result, if we do not call the PACERS and the Trading Price of the Underlying Shares at the close of trading on the third Trading Day before maturity is less than or equal to the Downside Trigger Price, the value of the Underlying Shares you receive at maturity for each PACERS will be less than the price paid for each PACERS, and could be zero.

In lieu of any fractional share that you would otherwise receive in respect of any PACERS, at maturity you will receive an amount in cash equal to the value of such fractional share. The number of full Underlying Shares, and any cash in lieu of a fractional share, to be delivered at maturity to each holder will be calculated based on the aggregate number of PACERS held by each holder.

The “Initial Share Price” will equal the Trading Price of the Underlying Shares at the close of trading on the Pricing Date.

The “Pricing Date” means the date on which the PACERS are priced for initial sale to the public.

The “Exchange Ratio” will equal $10 divided by the Initial Share Price.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (1) the Underlying Shares (or any other security for which a Trading Price must be determined) on any exchange or market, (2) stocks which then comprise 20% or more of the value of the MSCI Brazil Index or any successor index, or (3) any options contracts or futures contracts relating to the Underlying Shares (or other security), or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For purposes of determining whether a Market Disruption Event exists at any time, if trading in a security included in the MSCI Brazil Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the MSCI Brazil Index will be based on a comparison of the portion of the value of the MSCI Brazil Index attributable to that security relative to the overall value of the MSCI Brazil Index, in each case immediately before that suspension or limitation.

A “Trading Day” means a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States, or in the case of a security traded on one or more non-U.S. securities exchanges or markets, on the principal non-U.S. securities exchange or market for such security.

The “Trading Price” of the Underlying Shares (or any other security for which a Trading Price must be determined, as described under “—Delisting or Suspension of Trading in the Underlying Shares; Termination of the MSCI Brazil Index Fund” below) on any date of determination will be (1) if the shares are listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal national securities exchange on which the shares are listed or admitted to trading, (2) if the shares are not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price is not obtainable (even if the shares are listed or admitted to trading on such exchange), and the shares are quoted on the Nasdaq National Market, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date as reported on the Nasdaq, and (3) if the shares are not quoted on the Nasdaq on that date of determination, or if the reported sale price on the Nasdaq is not obtainable (even if the shares are quoted on the Nasdaq), the last quoted bid price for the shares in the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization, provided that, if the Trading Price of any other security for which a Trading Price must be determined, as described in the section “Delisting or Suspension of Trading in the Underlying Shares; Termination of the MSCI Brazil Index Fund” in this pricing supplement cannot be determined by the methods described in (1), (2) or (3) above and if the security for which a trading price must be determined is traded on one or more non-U.S. securities exchanges or markets, then the Trading Price of such security will be the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal non-U.S. securities exchange or market on which the security is traded, expressed in U.S. dollars as converted from the relevant currency using the 12:00 noon buying rate in New York certified by the New York Federal Reserve Bank for customs purposes on that date, or if this rate is unavailable, such rate as the calculation agent may determine. The determination of the Trading Price by the calculation agent in the event of a Market Disruption

Event may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the third Trading Day prior to maturity. If no sale price is available pursuant to clauses (1), (2) or (3) above or the proviso above or if there is a Market Disruption Event, the Trading Price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the shares obtained from as many dealers in such shares (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. A security “quoted on the Nasdaq National Market” will include a security included for listing or quotation in any successor to such system and the term “OTC Bulletin Board” will include any successor to such service.

What You Will Receive at Call or Maturity — Hypothetical Examples

HYPOTHETICAL EXAMPLES

The examples of hypothetical Call Prices and amounts received at maturity set forth below are intended to illustrate the effect of different closing prices of the Underlying Shares on the amount you will receive in respect of the PACERS upon a mandatory call or at maturity. All of the hypothetical examples are based on the following assumptions:

•	PACERS Issue Price: $10.00

•	Pricing Date: July 18, 2006

•	Settlement Date: July 21, 2006

•	Valuation Date: July 18, 2008

•	Maturity Date: July 23, 2008

•	Initial Share Price: $39.00

•	Underlying Share Price at which a Mandatory Call occurs: $39.00 (100.00% of the hypothetical Initial Share Price)

•	Mandatory Call Premium:

a.	8.00%, if called on any Call Date in January 2007

b.	16.00%, if called on any Call Date in July 2007

c.	24.00%, if called on any Call Date in January 2008

d.	32.00%, if called on any Call Date in July 2008

•	Exchange Ratio: 0.25641 Underlying Shares per PACERS

•	Annualized dividend yield of Underlying Shares: 1.50%, paid once a year on or about December 30

•	If the PACERS have not been previously called, at maturity, whether you receive Underlying Shares or your initial investment ($10.00 per PACERS) depends on whether the closing price of the Underlying Shares has declined by 35% or more (to $25.35 or less, the “Downside Trigger Price”) from the Initial Share Price on the Valuation Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the Initial Share Price; whether the closing price of the Underlying Shares on any Call Date is greater than or equal to the Initial Share Price, causing the PACERS to be called; if the PACERS are not called, whether the price of the Underlying Shares on the Valuation Date has declined by approximately 35% or more (to be determined on the Pricing Date) from the Initial Share Price causing you to receive a fixed number of Underlying Shares at maturity instead of cash; and the change in the price of the Underlying Shares from the Initial Share Price during the term of PACERS.

PACERS	are Mandatorily Called on any of the Call Dates

The PACERS have not been previously called and the closing price of the Underlying Shares on the relevant Call Date is equal to or greater than $39.00, the price at which a Mandatory Call occurs. The PACERS are consequently called at the applicable Call Price of $10.00 plus the Mandatory Call Premium per PACERS.

a. If called on any Call Date in January 2007, the Call Price will be $10.00 plus a Mandatory Call Premium of $0.80 Call Price = $10.00 + $0.80 = $10.80 per PACERS

b. If called on any Call Date in July 2007, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.60 Call Price = $10.00 + $1.60 = $11.60 per PACERS

c. If called on any Call Date in January 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $2.40 Call Price = $10.00 + $2.40 = $12.40 per PACERS

d. If called on any Call Date in July 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $3.20 Call Price = $10.00 + $3.20 = $13.20 per PACERS

PACERS are not Mandatorily Called on any of the Call Dates and Downside Trigger Price is Not Breached on the Valuation Date

The PACERS are not called on any of the Call Dates, and the closing price of the Underlying Shares is not less than or equal to 65.00% of the Initial Share Price, or $25.35, on the Valuation Date.

Since the closing price of the Underlying Shares on the Valuation Date is not less than or equal to $25.35, the amount received at maturity will be $10.00 per PACERS.

Amount received at maturity = $10.00 per PACERS

PACERS are not Mandatorily Called on any of the Call Dates and Downside Trigger Price is Breached on the Valuation Date

The PACERS are not called on any of the Call Dates, and the closing price of the Underlying Shares is less than 65.00% of the Initial Share Price, or $25.35, on the Valuation Date. At maturity you will receive for each PACERS a number of Underlying Shares equal to the Exchange Ratio, or 0.25641 shares.

Even if the closing price of the Underlying Shares is greater than $39.00, or the price at which a Mandatory Call occurs, at one or more times on or prior to the Valuation Date, the closing price of the Underlying Shares is below $39.00 on all of the Call Dates. Consequently, the PACERS will not be called on any Call Date.

If the closing price of the Underlying Shares on the Valuation Date is equal to or less than $25.35, then you will receive at maturity a number of Underlying Shares equal to the Exchange Ratio. If the closing price of the Underlying Shares on the Maturity Date is $20.28 then the market value of the Underlying Shares you will receive, based on such closing price, will be $5.20.

Amount received at maturity = 0.25641 shares * $20.28 = $5.20.

Summary Chart of Hypothetical Examples

PACERS are Mandatorily Called

Date on which the PACERS are called	Any Call Date in January 2007	Any Call Date in July 2007	Any Call Date in January 2008	Any Call Date in July 2008
Hypothetical Initial Share Price	$39.00	$39.00	$39.00	$39.00

Hypothetical minimum price at which a Mandatory Call would occur	$39.00	$39.00	$39.00	$39.00

Hypothetical closing price of the Underlying Shares on the Call Dates	$39.98	$41.93	$47.19	$54.60

Call Price per PACERS	$10.80	$11.60	$12.40	$13.20

Return on the Underlying Shares (excluding any cash dividend payments)	2.50%	7.50%	21.00%	40.00%

Return on the PACERS	8.00%	16.00%	24.00%	32.00%

Return on the Underlying Shares (including all cash dividend payments)	4.00%	9.00%	24.00%	43.00%

PACERS are not Mandatorily Called

	Downside Trigger Not Breached	Downside Trigger Breached
Hypothetical Initial Share Price	$39.00	$39.00
Hypothetical closing price of the Underlying Shares on the Valuation Date	$35.10	$20.28
Is the hypothetical closing price on the Valuation Date less than or equal to 65.00% of the Initial Share Price , or $25.35?	No	Yes
Will 0.25641 (the Hypothetical Exchange Ratio) Underlying Shares be delivered at maturity?	No	Yes
Hypothetical closing price of the Underlying Shares at maturity	$35.10	$20.28
Amount received at maturity (cash or value of the Underlying Shares per PACERS)	$10.00	$ 5.20
Return on the Underlying Shares (excluding any cash dividend payments)	-10.00%	-48.00%
Return on the PACERS	0.00%	-48.00%
Return on the Underlying Shares (including all cash dividend payments)	-7.00%	-45.00%

Delisting or Suspension of Trading in the Underlying Shares; Termination of the MSCI Brazil Index Fund

If the Underlying Shares are delisted from, or trading of the Underlying Shares is suspended on, the New York Stock Exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion, to be comparable to the Underlying Shares (any such securities, “Successor Shares”), the value of such Successor Shares will be substituted for all purposes, including but not limited to determining whether the PACERS will be called or whether the Downside Trigger Price has been reached. Similarly, at maturity, if applicable, you will receive Successor Shares equal to the value of the Underlying Shares you would have otherwise received, as determined by the calculation agent, in its sole discretion. Upon any selection by the calculation agent of Successor Shares, the calculation agent will cause notice thereof to be furnished to the trustee, who will provide notice thereof to the registered holders of the PACERS.

If the Underlying Shares are delisted from, or trading of the Underlying Shares is suspended on, the New York Stock Exchange and Successor Shares that the calculation agent determines to be comparable to the Underlying Shares are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the calculation agent, in it sole discretion, and the value of such successor or substitute security, as determined by the calculation agent in its sole discretion, will be substituted for all purposes, including but not limited to determining whether the PACERS will be called or whether the Downside Trigger Price has been reached. Similarly, you will receive at maturity, if applicable, a number of shares of such successor or substitute security equal to the value of the Underlying Shares that you would have otherwise received, as determined by the calculation agent in its sole discretion. Upon any selection by the calculation agent of successor or substitute securities, the calculation agent will cause notice thereof to be furnished to us and the trustee, who will provide notice thereof to the registered holders of the PACERS.

If the iShares® MSCI Brazil Index Fund is liquidated or otherwise terminated (a “Termination Event”), the Trading Price of the Underlying Shares at the close of trading on each Trading Day from the date of the Termination Event up to and including the Valuation Date, including during any Call Determination Period, will be determined by the calculation agent, in its sole discretion, and will be a fraction of the closing value of the MSCI Brazil Index (or any Successor Index, as defined below) on such Trading Day (taking into account any material changes in the method of calculating the MSCI Brazil Index following such Termination Event) equal to that part of the closing value of the MSCI Brazil Index represented by the Trading Price of the Underlying Shares at the close of trading on the Trading Day prior to the occurrence of such Termination Event on which a Trading Price of the Underlying Shares at the close of trading was available. The calculation agent will cause notice of the Termination Event and calculation of the Trading Price as described above to be furnished to us and the trustee, who will provide notice to registered holders of the PACERS.

If a Termination Event has occurred and MSCI discontinues publication of the MSCI Brazil Index of if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the MSCI Brazil Index, then the value of the MSCI Brazil Index will be determined by reference to the value of that index, which we refer to as a “Successor Index.” Upon any selection by the calculation agent of a Successor Index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the Successor Index to the registered holders of the PACERS.

If a Termination Event has occurred and MSCI discontinues publication of MSCI Brazil Index and a Successor Index is not selected by the calculation agent or is no longer published on each Trading Day from the date of the Termination Event up to and including the Valuation Date, including during any Call Determination Period, the value to be substituted for the MSCI Brazil Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the MSCI Brazil Index prior to any such discontinuance. In such case, on each Trading Day until and including the date on which a determination by the calculation agent is made that a Successor Index is available, the calculation agent will determine the value that is to be used in determining the value of the MSCI Brazil Index as described in this paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each a month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI Brazil Index may adversely affect trading in the PACERS.

If a Successor Index is selected or the calculation agent calculates a value as a substitute for the MSCI Brazil Index as described above, the Successor Index or value will be substituted for the MSCI Brazil Index for all purposes, including for purposes of determining whether a Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI Brazil Index may adversely affect the market value of the PACERS.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the PACERS, absent manifest error.

Dilution Adjustments

The Exchange Ratio will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the amount you receive at maturity. Citigroup Global Markets Inc., as calculation agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.

If iShares, Inc., after the Pricing Date,

(1)  pays a share dividend or makes a distribution with respect to the Underlying Shares in such Underlying Shares,

(2)  subdivides or splits the outstanding Underlying Shares into a greater number of Underlying Shares, or

(3)  combines the outstanding Underlying Shares into a smaller number of Underlying Shares,

(4)  issues by reclassification of the Underlying Shares any other shares of iShares, Inc.

then, in each of these cases, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of Underlying Shares outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of other shares of iShares, Inc., and the denominator of which will be the number of Underlying Shares outstanding immediately before the event.

The Initial Share Price and the Downside Trigger Price will also be adjusted in each of the cases listed above by dividing the Initial Share Price and the Downside Trigger Price by the relevant dilution adjustment. In this case, the PACERS will be called if the Trading Price of the Underlying Shares at the close of trading on any Trading Day during the three-Trading-Day periods is greater than or equal to the adjusted Initial Share Price.

Each dilution adjustment will be effected as follows:

•	in the case of any dividend, distribution or issuance, at the opening of business on the Business Day next following the record date for determination of holders of Underlying Shares entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution, or issuance is after this record date, at the time this dividend, distribution or issuance was announced by iShares, Inc. and

•	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Exchange Ratio, the Initial Share Price or the Downside Trigger Price will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by iShares, Inc., or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Exchange Ratio, Initial Share Price and Downside Trigger Price will be further adjusted to the Exchange Ratio, Initial Share Price and Downside Trigger Price which would then have been in effect had adjustment for the event not been made.

Citigroup Funding will be responsible for the calculation and effectuation of any adjustment described herein and will furnish the indenture trustee with notice of any such adjustment.

Redemption at the Option of the Holder; Defeasance

The PACERS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any PACERS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the PACERS will be determined by the calculation agent and will equal, for each PACERS, the Call Price or amount to be received at maturity, as applicable, calculated as though the Call Date or maturity of the PACERS were the date of early repayment. See “— Mandatory Call Feature” and “— Determination of the Amount to be Received at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup, the claim of a beneficial owner of a PACERS against the entity that becomes subject to a bankruptcy proceeding, and therefore, under Section 502(b)(2) of Title II of the United States Code, the claim of a beneficial owner will be capped at the Call Price, the amount to be received at maturity or cash equivalent of the amount to be received at maturity, as applicable, calculated as though the Call Date or maturity of the PACERS were the date of the commencement of the proceeding.

In case of default in payment at maturity of the PACERS, the PACERS shall bear interest, payable upon demand of the beneficial owners of the PACERS in accordance with the terms of the PACERS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount (or the cash equivalent of such unpaid amount) due.

Paying Agent and Trustee

Citibank, N.A. will serve as the paying agent for the PACERS and will also hold the global security representing the PACERS as custodian for DTC. JPMorgan Chase Bank, N.A., as trustee under an indenture dated June 1, 2005, will serve as trustee for the PACERS.

Calculation Agent

The calculation agent for the PACERS will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the PACERS. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the PACERS, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the PACERS. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE iSHARES® MSCI BRAZIL INDEX FUND

iShares, Inc. and the iShares® MSCI Brazil Index Fund

According to publicly available documents, the iShares® MSCI Brazil Index Fund is one of numerous separate investment portfolios called “Funds” which make up iShares, Inc., a registered investment company. iShares, Inc. is currently subject to the informational requirements of the Securities Exchange Act and the Investment Company Act. Accordingly, iShares, Inc. files reports (including its Semi-Annual Report to Shareholders on Form N-CSRS for the six-month period ended February 28, 2006) and other information with the SEC. iShares, Inc.’s reports and other information are available to the public from the SEC’s website at http://www.sec.gov or may be inspected and copied at the SEC’s Public Reference Room at the location listed in the section “Prospectus Summary—Where You Can Find More Information” in the accompanying prospectus.

The iShares® MSCI Brazil Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the aggregate in the Brazilian market, as measured by the MSCI Brazil Index. The MSCI Brazil Index consists of stocks traded primarily on the Bolsa de Valores de São Paulo. As of June 30, 2006, the MSCI Brazil Index’s five largest stocks were Petroleo Brasilerio—Preferred Shares, Petroleo Brasilerio SA—Common Shares, Companhia Vale do Rio Doce Preferred Class A Shares, American Depositary Receipts representing the common stock of Companhia Vale do Rio Doce and Banco Itau Holding Financieira S.A. Preferred Shares and its three largest industries were materials, energy and financials.

The iShares® MSCI Brazil Index Fund uses a “Representative Sampling” strategy to try to track the MSCI Brazil Index, which means it invests in a representative sample of securities in the MSCI Brazil Index, which have a similar investment profile as the MSCI Brazil Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund’s top portfolio holdings can be found at www.iShares.com. Funds like the iShares® MSCI Brazil Index Fund that use Representative Sampling generally do not hold all of the securities that are included in the relevant underlying index. Fund fact sheets which provide information regarding the iShares® MSCI Brazil Index Fund’s top holdings may be requested by calling 1-800-iShares.

Neither Citigroup Funding nor Citigroup has participated in the preparation of iShares, Inc.’s publicly available documents and neither has made any due diligence investigation or inquiry of iShares, Inc. in connection with the iShares® MSCI Brazil Index Fund or the offering of the PACERS. No representation is made that the publicly available information about iShares, Inc. or the iShares® MSCI Brazil Index Fund is accurate or complete.

The PACERS represent obligations of Citigroup Funding and Citigroup only. iShares, Inc. is not involved in any way in this offering and has no obligation relating to the PACERS or to holders of the PACERS.

MSCI Brazil Index

The MSCI Brazil Index is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization of the Brazilian equity market. The MSCI Brazil Index was launched on December 31, 1987 at an initial value of 100. The identity and sector weight of the five largest sectors represented in the MSCI Brazil Index as of June 30, 2006 were as follows: Energy (27.48%), Materials (26.83%), Financials (18.19%), Consumer Staples (6.99%) and Utilities (6.16%). Current information regarding the market value of the MSCI Brazil Index is published daily by MSCI on its website at http://www.msci.com/equity/index2.html.

The MSCI Brazil Index adjusts the market capitalization of index constituents for free float and targets for index inclusion 85% of free float-adjusted market capitalization in each industry group in Brazil. In order to maintain the representativeness of the MSCI Brazil Index, structural changes to the MSCI Brazil Index as a whole may be made by adding or deleting MSCI Brazil Index component securities. Currently, such changes in the MSCI Brazil Index may only be made on four dates throughout the year: as of the close of the last business day of each February, May, August and November.

THE MSCI BRAZIL INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND YOUR RETURN ON THE PACERS, IF ANY, WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the MSCI Brazil Index: Underlying Stock Eligibility Criteria and Annual Ranking Review

The selection of the companies and securities for the MSCI Brazil Index is based on the following guidelines:

(i) Define the equity universe of listed securities within Brazil;

(ii) Adjust the total market capitalization for each security for its respective free float available to foreign investors;

(iii) Classify the universe of securities into industry groups under the Global Industry Classification Standards (GICS);

and

(iv) Select securities for inclusion according to MSCI’s index construction rules and guidelines.

To determining the free float of a security, MSCI considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security’s share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

MSCI will then derive a “foreign inclusion factor” for the company that reflects the percentage of the total number of shares of the company that are not subject to strategic shareholdings and/or foreign shareholder ownership or investment limits. MSCI will then “float-adjust” the weight of each constituent company in the MSCI Brazil Index by the company’s foreign inclusion factor. Typically, securities with a free float adjustment ratio of .15 or less will not be eligible for inclusion in the MSCI Brazil Index.

Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

MSCI may add additional companies and securities to the MSCI Brazil Index or subtract one or more of its current companies and securities prior to the expiration date of the PACERS. Any such adjustments are made to the MSCI Brazil Index so that the value of the MSCI Brazil Index at the effective date of such change is the same as it was immediately prior to such change.

Each company’s securities is maintained with the objective of reflecting, on a timely basis, the evolution of Brazil’s equity markets. In maintaining the MSCI Brazil Index, emphasis is also placed on continuity, replicability and on minimizing turnover in the MSCI Brazil Index.

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the index as promptly as they occur. The second category consists of quarterly index reviews aimed at promptly reflecting other significant market events. The third category consists of full MSCI Brazil Index review that systematically re-assess the various dimensions of the equity universe for Brazil and is conducted on a fixed annual timetable.

Ongoing event-related changes to the MSCI Brazil Index are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the index at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

The quarterly index review process is designed to ensure that the MSCI Brazil Index continues to be an accurate reflection of the evolving Brazilian equity marketplace. This is achieved by rapidly reflecting significant market driven changes that were not captured in the MSCI Brazil Index at the time of their actual occurrence and that should not wait until the annual index review due to their importance. These quarterly index reviews may result in additions and deletions of MSCI Brazil Index component securities from the MSCI Brazil Index and changes in “foreign inclusion factors” and in number of shares. Additions and deletions to securities may result from: the addition or deletion of securities due to the significant over- or under-representation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group; the addition or deletion of securities resulting from changes in industry classification, significant increases or decreases in free float or relaxation/removal or decreases of foreign ownership limits not implemented immediately; the additions of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float has fallen to less than 15% and that do not meet specified criteria; the deletion of securities that have become very small or illiquid; the replacement of securities resulting from the review of price source for securities with both domestic and foreign board quotations; and the addition or deletion of securities as a result of other market events.

Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI’s pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature.

Changes in the number of shares are generally small changes in a security’s shares outstanding and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments, share buybacks or cancellations. The implementation of changes resulting from quarterly index reviews occurs on only three dates throughout the year: as of the close of the last business day of February, August and November. The results of the quarterly index reviews are announced at least two weeks prior to their implementation.

The annual full MSCI Brazil Index review includes a reappraisal of the free float-adjusted industry group representation relative to the 85% target, a detailed review of the shareholder information used to estimate free float for constituent securities and non-constituent securities, updating the minimum size guidelines for new and existing constituent securities, as well as changes typically considered for quarterly index reviews. During a full index review, securities may be added or deleted from the MSCI Brazil Index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for index changes during quarterly index reviews as discussed above. The results of the annual full index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day in May.

Index maintenance also includes monitoring and completing the adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs. Index maintenance is reflected in the MSCI Brazil Index.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

We have derived all information regarding the MSCI Brazil Index from publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Morgan Stanley Capital International, Inc. (“MSCI”). MSCI is under no obligation to continue to publish, and may discontinue or suspend the publication of, the MSCI Brazil Index at any time. None of Citigroup Global Markets, Citigroup Funding, Citigroup or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the MSCI Brazil Index.

HISTORICAL DATA ON THE UNDERLYING SHARES

The Underlying Shares have been listed on the New York Stock Exchange under the symbol “EWZ” since December 1, 2005. The Underlying Shares were listed on the American Stock Exchange from July 10, 2000 to November 30, 2005. The following table sets forth, for each of the quarterly periods indicated, the high and the low sales prices for the Underlying Shares, as reported on the American Stock Exchange or the New York Stock Exchange, as applicable, as well as the cash dividends paid per Underlying Share.

Holders of PACERS will not be entitled to any rights with respect to the Underlying Shares (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof) prior to receiving the Underlying Shares at maturity, if applicable.

	High	Low	Dividend
2001
Quarter
First	19.0000	13.9700	0.0000
Second	16.0000	13.0000	0.0000
Third	14.5000	8.4000	0.6380
Fourth	12.9700	8.5500	0.0000
2002
Quarter
First	14.2500	11.1700	0.0000
Second	13.9000	8.5500	0.0000
Third	9.7500	5.4000	0.0000
Fourth	8.6900	5.3500	0.1103
2003
Quarter
First	9.0400	7.0100	0.0000
Second	11.3500	8.4200	0.0000
Third	13.4400	9.8700	0.2702
Fourth	17.1700	12.7200	0.0000

	High	Low	Dividend
2004
Quarter
First	18.8100	15.0000	0.0000
Second	17.4300	12.1300	0.0000
Third	18.5900	14.6400	0.0000
Fourth	22.3500	17.9500	0.4614
2005
Quarter
First	25.9900	19.8000	0.0000
Second	25.2000	21.0000	0.0000
Third	33.6000	23.5000	0.0000
Fourth	36.2300	28.8000	0.5827
2006
Quarter
First	43.2000	33.8500	0.0000
Second	47.0000	31.5000	0.0000
Third (through July 12, 2006)	39.1200	38.0600	0.0000

The closing price of the Underlying Shares on July 12, 2006 was $38.18.

According to iShares, Inc.’s Semi-Annual Report to Shareholders on Form N-CSRS for the six-month period ended February 28, 2006, as of February 28, 2006, there were 46,450,000 Underlying Shares outstanding.

The following graph sets forth the daily closing price of the Underlying Shares, as reported on the American Stock Exchange or the New York Stock Exchange, from July 14, 2000 to July 11, 2006. The data reflected in the graph below was obtained from Bloomberg L.P. Past performance of the Underlying Shares is not indicative of future closing prices.

iShares is a registered mark of Barclays Global Investors, N.A. (“BGI”). BGI has licensed certain trademarks and trade names of BGI to Citigroup Global Markets Inc. and its affiliates. The PACERS are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the PACERS or any member of the public regarding the advisability of investing in the PACERS. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the PACERS.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of U.S. federal income tax consequences material to the purchase, ownership and disposition of the PACERS. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to the decision to purchase the PACERS by any particular investor, including tax consequences that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the PACERS (a “U.S. Holder”). This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that will hold the PACERS as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, (iii) persons whose functional currency is not the U.S. dollar, (iv) persons that do not hold the PACERS as capital assets or (v) persons that did not purchase the PACERS in the initial offering.

This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary. Moreover, this summary does not address the effects of any applicable state, local or foreign tax laws.

This summary does not address tax consequences specific to the Underlying Shares except where otherwise stated. Before acquiring the PACERS, prospective investors should consult other publicly available sources of information concerning the tax treatment of an investment in the Underlying Shares. The discussion below assumes the accuracy of publicly available tax disclosure for the Underlying Shares, and in particular assumes that the issuer of the Underlying Shares is treated as a “regulated investment company” for U.S. federal income tax purposes. Prospective investors should note that if that assumption is not accurate, then it is possible that the U.S. federal income tax consequences of owning the PACERS would differ from the consequences described below.

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the PACERS and no assurance can be given that the IRS will agree with the conclusions expressed herein. It is possible that the IRS could seek to characterize the PACERS in a manner that results in tax consequences different from those described below. ACCORDINGLY, A PROSPECTIVE INVESTOR IN THE PACERS SHOULD CONSULT ITS OWN TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE PACERS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In General

In purchasing a PACERS, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat a PACERS for U.S. federal income tax purposes as a derivative financial instrument with respect to the Underlying Shares. Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the PACERS, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the “Use of Proceeds and Hedging” in the accompanying prospectus. As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the PACERS could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

Under the above characterization of the PACERS, if at maturity a U.S. Holder receives Underlying Shares at maturity, the U.S. Holder should recognize no gain or loss on the deemed purchase of the Underlying Shares by application of the monies received by Citigroup Funding in respect of the PACERS. In that case, a U.S. Holder will have a tax basis in such stock equal to the U.S. Holder’s tax basis in the PACERS (less the portion of the tax basis of the PACERS allocable to any fractional share, as described in the next paragraph). A U.S. Holder’s tax basis in a PACERS generally will equal such Holder’s cost for that PACERS. A U.S. Holder’s holding period for Underlying Shares received at maturity will begin on the day following the receipt of such stock.

A U.S. Holder will recognize gain or loss (which may be treated as short-term capital gain or loss without regard to such Holder’s holding period for the PACERS) with respect to cash received in lieu of fractional shares, in an amount equal to the difference between the cash received and the portion of the basis of the PACERS allocable to fractional shares (based on the relative number of fractional shares and full shares delivered to the holder). If, as a result of one or more dilution adjustments, at maturity a U.S. Holder receives any combination of cash and Marketable Securities, pursuant to the U.S. Holder’s purchase obligation under the PACERS, although not free from doubt, the U.S. Holder should allocate its purchase price for the PACERS pro rata to the cash and Marketable Securities received. Under this treatment, the U.S. Holder generally would be taxed as described in the preceding paragraph, except that the U.S. Holder’s basis in any Marketable Securities received would equal the pro rata portion of its purchase price allocated thereto and the U.S. Holder would recognize short-term capital gain or loss equal to the difference between the cash received and the amount allocated thereto.

Under the above characterization of the PACERS, upon the mandatory redemption of the PACERS for cash prior to or at maturity, or the sale or other taxable disposition of a PACERS by a U.S. Holder, the U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between the amount realized as a result of such mandatory redemption, sale or other taxable disposition and the U.S. Holder’s tax basis in the PACERS. Any such gain or loss generally should be long-term capital gain or loss if the U.S. Holder has held the PACERS for more than one year at the time of disposition.

Potential Application of Constructive Ownership Rules

Under the “constructive ownership” rules, the net long-term capital gain arising from certain constructive ownership transactions on financial assets is characterized as ordinary income to the extent such gain exceeds the amount of long-term capital gain that a U.S. holder would have had if it held the underlying asset directly during the term of the transaction. In that case, an interest charge also would be imposed on any such ordinary income. These rules generally apply to constructive ownership transactions, including forward contracts or certain options, with respect to equity interests in “pass-thru entities,” including stock of a company treated as a regulated investment company for U.S. federal income tax purposes like the issuer of the Underlying Shares. They are intended to apply to transactions that provide a taxpayer with the economic benefits of direct ownership in a financial asset without a significant change in the risk-reward profile with respect to the underlying asset but with potentially different tax consequences, absent the application of the constructive ownership rules, as to the character and timing of any gain. A “forward contract” is defined for this purpose as any contract to acquire in the future (or provide or receive credit for the future value of) any financial asset. The rules direct the U.S. Treasury Department to promulgate regulations excluding a forward contract that does not convey substantially all of the economic return on an underlying asset from the scope of “constructive ownership” transactions.

It is possible that the PACERS would be treated as a constructive ownership transaction with respect to the Underlying Shares, in which case some of the long-term capital gain, if any, on a PACERS held for more than one year could be recharacterized as ordinary income and subject to an interest charge as described above. While there is no authority addressing the potential application of the constructive ownership rules to instruments like the PACERS, the PACERS should not be treated as a constructive ownership transaction with respect to the Underlying Shares, for reasons including that the PACERS do not effect the conversion of ordinary income or short-term capital gain that a U.S. holder would have derived from investing in the Underlying Shares into long-

term capital gain, the payment received by a U.S. holder if the Underlying Shares increase in value bears no relationship to the value of the Underlying Shares, and there is substantial uncertainty whether U.S. holders will acquire the Underlying Shares and if any such acquisition takes place U.S. holders would not have gain of the kind to which the constructive ownership rules apply. Accordingly, the PACERS do not provide a U.S. holder with the economic benefits of direct ownership in the Underlying Shares without a significant change in the risk-reward profile of such an investment.

Possible Alternative Treatment

Due to the absence of authority as to the proper characterization of the PACERS and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the PACERS as derivative financial instruments and the tax treatment described above. In particular, because a holder will be entitled to cash (or, in certain very limited cases, Underlying Shares with a trading value) equal to or greater than the amount of the initial purchase price paid for PACERS unless (i) the closing value of the Underlying Shares at the close of trading on the third Trading Day before maturity is less than or equal to approximately 65% (to be determined on the Pricing Date) of the initial share price and (ii) the closing value of the Underlying Shares at the close of trading on each Trading Day within each Call Determination Period, and on the maturity date, is less than the initial share price; (to be determined on the Pricing Date) the IRS could seek to analyze the federal income tax consequences of owning PACERS under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield,” be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The PACERS are expected to provide economic returns that are linked to the performance of the Underlying Shares, and offer no assurance that a holder’s investment will be returned to the holder. A holder may also receive in certain circumstances at maturity of the PACERS Underlying Shares. Further, based on the historical performance of the Underlying Shares, a holder may receive economic returns on the PACERS that are substantially lower or higher than the holder’s investment therein and the amounts payable if the PACERS are called substantially exceed a conventional interest rate return. Accordingly, Citigroup Funding believes that it is reasonable to treat the PACERS for U.S. federal income tax purposes, not as debt instruments, but as derivative financial instruments in respect of which holders have deposited a fixed amount of cash with Citigroup Funding. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the PACERS, then, among other matters, a U.S. Holder would be required to include in income each year an accrual of interest at a comparable yield for a comparable non-contingent PACERS issued by Citigroup Funding even though the holder will be entitled to no payments until the maturity of the PACERS. In addition, gain realized by a holder upon the mandatory redemption, sale or other taxable disposition of a PACERS (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as short- or long-term capital gain (depending on whether the PACERS has been held for more than one year).

Even if the Contingent Payment Regulations do not apply to the PACERS, it is possible that the IRS could seek to characterize the PACERS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the PACERS, it is possible, for example, that a PACERS could be treated as including a debt instrument and a derivative financial instrument or two or more options.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the PACERS on a current basis. Proposed regulations would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the PACERS.

Non-U.S. Holders

The following is a summary of certain United States federal income tax consequences that will apply to Non-U.S. Holders of the PACERS. The term “Non-U.S. Holder” means a holder of the PACERS that is a non-resident alien individual or a foreign corporation.

In the case of a Non-U.S. Holder of the PACERS, any payments made with respect to the PACERS will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the mandatory redemption, sale or other disposition of the PACERS by a Non- U.S. Holder generally will not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

A Non-U.S. Holder that is subject to U.S. federal income taxation on a net income basis with respect to its investment in the PACERS should see the discussion relating to U.S. Holders of the PACERS, above.

Estate Tax

If you are an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty benefit, the PACERS may be treated as U.S. situs property for U.S. federal estate tax purposes. You are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the PACERS.

Backup Withholding and Information Reporting

A holder of the PACERS may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated March 10, 2006, among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the PACERS.

Citigroup Global Markets Inc., acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets Inc., $         principal amount of PACERS (        PACERS), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets Inc. proposes to offer some of the PACERS directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the PACERS to certain dealers at the public offering price less a concession not to exceed $         per PACERS. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed $         per PACERS on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets Inc., acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the agent’s discount set forth on the cover of this pricing supplement equal to $         per PACERS for the PACERS they sell. If all of the PACERS are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and other selling terms.

Citigroup Funding will not apply to list the PACERS on any exchange.

In order to hedge its obligations under the PACERS, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the PACERS — The Market Value of the PACERS May Be Affected by Purchases and Sales of the Underlying Shares or Derivative Instruments Related to the Underlying Shares by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the PACERS, either directly or indirectly.

ERISA MATTERS

Each purchaser of the PACERS or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the PACERS through and including the date of disposition of such PACERS that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R. 2510.3-101 or otherwise, or (iii) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, “ERISA-Type Plans”); and (b) if it is a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended, that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the PACERS.

You should rely only on the information incorporated by reference or provided in this pricing supplement and accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this pricing supplement is accurate as of any date other than the date on the front of the document.

	Page
Pricing Supplement
Summary Information — Q&A	PS -	2
Risk Factors Relating to the PACERS	PS -	7
Description of the PACERS	PS -	13
Description of the iShares® MSCI Brazil Index Fund	PS -	23
Historical Data on the Underlying Shares	PS -	26
Certain United States Federal Income Tax Considerations	PS -	29
Plan of Distribution	PS -	33
ERISA Matters	PS -	33

Prospectus Supplement
Risk Factors	S -	3
Important Currency Information	S -	6
Description of the Notes	S -	7
Certain United States Federal Income Tax Considerations	S -	33
Plan of Distribution	S -	40
ERISA Matters	S -	41

Prospectus
Prospectus Summary		1
Ratio of Income to Fixed Charges and Ratio of Income to Combined Fixed Charges Including Preferred Stock Dividends		4
Forward-Looking Statements		6
Citigroup Inc.		6
Citigroup Funding Inc.		6
Use of Proceeds and Hedging		7
European Monetary Union		8
Description of Debt Securities		8
Description of Index Warrants		21
Description of Debt Security and Index Warrant Unit		24
Limitations on Issuances in Bearer Form		25
Plan of Distribution		26
ERISA Matters		29
Legal Matters		29
Experts		29

Citigroup Funding Inc.

Medium-Term Notes, Series D

PREMIUM MANDATORY CALLABLE

EQUITY-LINKED SECURITIES

Based Upon the iShares® MSCI Brazil Index Fund

Due             , 2008

($10 Principal Amount per PACERS)

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by

Citigroup Inc.

Pricing Supplement

            , 2006

(Including Prospectus Supplement

dated April 13, 2006 and Prospectus dated March 10, 2006)